UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-40253

Zhihu Inc.

(Registrant’s Name)

A5 Xueyuan Road

Haidian District, Beijing 100083

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

Zhihu Inc. (the “Company”) is submitting to the U.S. Securities and Exchange Commission (the “SEC”) the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

On May 13, 2022, the Company was conclusively identified by the SEC as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 8, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there, including PricewaterhouseCoopers Zhong Tian LLP, until December 2022 when the PCAOB vacated its previous determination.

In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a government entity in mainland China.

Mr. Yuan Zhou, founder, chairman, and chief executive officer of the Company, beneficially owned (determined in accordance with the SEC rules), as of March 31, 2023, 11.6% of the total issued and outstanding ordinary shares of the Company, representing 42.5% of the total voting power of the Company.

To the Company’s knowledge based on its register of members and public filings made by its shareholders, excluding the beneficial ownership of the Company’s directors and senior management, no shareholder beneficially owned 5% or more of the Company’s total issued and outstanding ordinary shares as of March 31, 2023, other than Tencent Entities, Qiming Entities, Innovation Works Entities, and Cosmic Blue Investments Limited.

●	Tencent Entities are beneficially owned and controlled by Tencent Holdings Limited, which is a Hong Kong-listed Cayman Islands company and, to the Company’s knowledge, is not controlled by a government entity in mainland China. Tencent Entities beneficially owned 38,066,599 Class A ordinary shares of the Company based on the form of disclosure of interests filed by the Tencent Entities with The Stock Exchange of Hong Kong Limited on April 22, 2022. Assuming Tencent Entities’ shareholding has not changed since April 22, 2022, it represented 12.0% of the total issued and outstanding ordinary shares and 7.8% of the total voting power of the Company as of March 31, 2023.

●	Qiming Entities are beneficially owned and controlled by Qiming Corporate GP III, Ltd., which is a private Cayman Islands company and, to the Company’s knowledge, is not controlled by a government entity in mainland China. Qiming Entities beneficially owned 22,945,598 Class A ordinary shares of the Company as of December 31, 2022 based on a Schedule 13G/A filed by Qiming Entities on February 14, 2023. Assuming Qiming Entities’ shareholding has not changed since December 31, 2022, it represented 7.2% of the total issued and outstanding ordinary shares and 4.7% of the total voting power of the Company as of March 31, 2023.

●	Innovation Works Entities refer to Innovation Works Development Fund, L.P. and Innovation Works Holdings Limited. Innovation Works Development Fund, L.P. is beneficially owned and controlled by Mr. Peter Liu and Mr. Kai-Fu Lee. Innovation Works Holdings Limited is wholly owned by Mr. Kai-Fu Lee. Innovation Works Entities beneficially owned 22,287,618 Class A ordinary shares in the Company as of December 31, 2022 based on a Schedule 13G/A filed by Innovation Works Entities, among other reporting persons, on February 9, 2023. Assuming Innovation Works Entities’ shareholding has not changed since December 31, 2022, it represented 7.0% of the total issued and outstanding ordinary shares and 4.6% of the total voting power of the Company as of March 31, 2023.

●	Cosmic Blue Investments Limited is wholly owned by Kuaishou Technology, which is a Hong Kong-listed Cayman Islands company and, to the Company’s knowledge, is not controlled by a government entity in mainland China. Cosmic Blue Investments Limited beneficially owned 19,975,733 Class A ordinary shares in the Company based on the form of disclosure of interests filed by Cosmic Blue Investments Limited with The Stock Exchange of Hong Kong Limited on April 22, 2022. Assuming Cosmic Blue Investments Limited’s shareholding has not changed since April 22, 2022, it represented 6.3% of the total issued and outstanding ordinary shares and 4.1% of the total voting power of the Company as of March 31, 2023.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 28, 2023 for more details.

In addition, the Company is not aware of any government entity in mainland China that, whether by contract or otherwise, controls the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhihu Inc.

Date: April 28, 2023	By	:	/s/ Henry Dachuan Sha
	Name	:	Henry Dachuan Sha
	Title	:	Director and Chief Financial Officer